UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Peru Copper Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

715455101 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 715455101

1.	Name of Reporting Person: David E. De Witt I.R.S. Identification No. of above person (entities only) Not applicable.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power: 7,085,001* 6. Shared Voting Power: 0 7. Sole Dispositive Power: 7,085,001* 8. Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,085,001*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9): 7.2%
12.	Type of Reporting Person (See Instructions): HC and IN

*	Includes (i) 6,900,000 common shares and 45,000 common shares issuable upon exercise of warrants, at an exercise price of $2.00 per share until March 18, 2006, held by Fisherking Holdings Ltd., a company controlled by David E. De Witt, (ii) 120,000 common shares issuable upon exercise of vested options, at an exercise price of Canadian $1.56 until November 24, 2009, held David E. De Witt, (iii) 20,000 common shares issuable upon exercise of vested options, at an exercise price of Canadian $1.58 until May 5, 2010, held David E. De Witt, and (iv) 1 common share held David E. De Witt. Excludes (i) 180,000 common shares issuable upon exercise of unvested options, at an exercise price of Canadian $1.56 until November 24, 2009, held David E. De Witt, and (ii) 80,000 common shares issuable upon exercise of unvested options, at an exercise price of Canadian $1.58 until May 5, 2010, held David E. De Witt.

CUSIP No. 715455101

1.	Name of Reporting Person: Fisherking Holdings Ltd. I.R.S. Identification No. of above person (entities only): Not applicable.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Province of British Columbia, Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power: 6,945,000* 6. Shared Voting Power: 0 7. Sole Dispositive Power: 6,945,000* 8. Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,945,000*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9): 7.1%
12.	Type of Reporting Person (See Instructions): CO

*	Includes 6,900,000 common shares and 45,000 common shares issuable upon exercise of warrants, at an exercise price of $2.00 per share until March 18, 2006, held by Fisherking Holdings Ltd., a company controlled by David E. De Witt.

Item 1.	(a)	Name of Issuer:

Peru Copper Inc.

Item 1.	(b)	Address of the Issuer’s Principal Executive Offices:

Suite 920, 475 West Georgia Street, Vancouver, BC, Canada V6B 4M9.

Item 2.	(a)	Name of Filing Persons:

David E. De Witt Fisherking Holdings Ltd.

Item 2.	(b)	Address of Principal Business Office or, if none, Residence:

David E. De Witt and Fisherking Holdings Ltd.: Suite 920, 475 West Georgia Street, Vancouver, BC, Canada V6B 4M9.

Item 2.	(c)	Citizenship:

David E. De Witt – Canada Fisherking Holdings Ltd. – Province of British Columbia, Canada

Item 2.	(d)	Title of Class of Securities:

Common Shares

Item 2.	(e)	CUSIP Number:

715455101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

For David E. De Witt

(a) Amount beneficially owned:

7,085,001*

(b) Percent of class:

7.2%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

7,085,001*

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

7,085,001*

(iv) Shared power to dispose or to direct the disposition of:

0

*  Includes (i) 6,900,000 common shares and 45,000 common shares issuable upon exercise of warrants, at an exercise price of $2.00 per share until March 18, 2006, held by Fisherking Holdings Ltd., a company controlled by David E. De Witt, (ii) 120,000 common shares issuable upon exercise of vested options, at an exercise price of Canadian $1.56 until November 24, 2009, held David E. De Witt, (iii) 20,000 common shares issuable upon exercise of vested options, at an exercise price of Canadian $1.58 until May 5, 2010, held David E. De Witt, and (iv) 1 common share held David E. De Witt. Excludes (i) 180,000 common shares issuable upon exercise of unvested options, at an exercise price of Canadian $1.56 until November 24, 2009, held David E. De Witt, and (ii) 80,000 common shares issuable upon exercise of unvested options, at an exercise price of Canadian $1.58 until May 5, 2010, held David E. De Witt.

For Fisherking Holdings Ltd.

(a) Amount beneficially owned:

6,945,000*

(b) Percent of class:

7.1%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

6,945,000*

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

6,945,000*

(iv) Shared power to dispose or to direct the disposition of:

0

*  Includes 6,900,000 common shares and 45,000 common shares issuable upon exercise of warrants, at an exercise price of $2.00 per share until March 18, 2006, held by Fisherking Holdings Ltd., a company controlled by David E. De Witt.

Item 5.	Ownership of Five percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary which acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 2006

Fisherking Holdings Ltd.

/s/ David E. De Witt		/s/ David E. De Witt
By:	David E. De Witt	David E. De Witt
Title:	President